Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Mountain Province Diamonds announces recovery of largest ever gem-quality diamond from Canadian drill program: 25.13 carats, valued at
            $440,000

            Diamond recovered at Gahcho Kue Diamond Project, a Joint Venture with
            De Beers Canada

            Shares Issued and Outstanding: 59,932,381
            TSX: MPV
            AMEX: MDM

            TORONTO and NEW YORK, July 2 /CNW/ - Mountain Province Diamonds Inc.
("the Company") (TSX: MPV, AMEX: MDM) is pleased to announce that a
25.13 carat gem quality diamond of excellent shape and clarity and good colour has been recovered from the 2008 Tuzo bulk sample from the Gahcho Kue Diamond
Project, a joint venture between Mountain Province Diamonds and De Beers
Canada Inc. in Canada's Northwest Territories. Tuzo is one of three primary kimberlites at Gahcho Kue, one of the largest new diamond mines under development in the world.
            "To the best of our knowledge, this is the largest gem-quality diamond ever recovered from a Canadian diamond exploration drill program," said
Mountain Province President and CEO Patrick Evans. "The diamond is a perfect
'ice crystal' and has been independently valued at approximately $17,500 per carat, putting the diamond value at approximately $440,000. We are very pleased with the recovery of a 25.13 carat diamond from Tuzo, which confirms the potential for the Gahcho Kue kimberlites to host large diamonds."
            "From past years' exploration at Gahcho Kue, several other large diamonds of gem quality have been recovered; including 9.9, 7, 6.6 and 5.9 carat diamonds from the 5034 kimberlite, and 8.7, 6.4 and 4.9 carat diamonds from the Hearne kimberlite. The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kue," said Evans.
            On March 19, 2008, the Company announced the successful conclusion of the large-diameter drill program at the Tuzo kimberlite. Concentration of the bulk samples at De Beers' Grand Prairie facility was completed ahead of schedule in
May, 2008. Diamond recovery from the Tuzo bulk sample is currently taking place at De Beers' GEMDL laboratory in South Africa with recovered diamonds being sent to De Beers' Diamond Trading Company (DTC) in London for cleaning and valuation. Results from this program will be released during the third quarter of 2008.
            The Tuzo bulk sampling program was designed to recover approximately
1,500 carats using two 24-inch large-diameter drill rigs. A total of nine holes were drilled, with seven holes to depths between approximately 100 and
130 meters and two holes to depths of approximately 300 meters. A total of approximately 1,390 meters were drilled.
            Photographs of the Tuzo diamond can be viewed on the Company's website
www.mountainprovince.com.

            About Mountain Province Diamonds

            Mountain Province Diamonds is one of Canada's premier diamond exploration and development companies. The Company's primary asset is its interest in the
Gahcho Kue Diamond Project. Located in Canada's Northwest Territories, Gahcho
Kue is one of the largest new diamond mines under development globally. The project consists of a cluster of three primary kimberlites (Tuzo, 5034 and
Hearne) with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently in the permitting and advanced exploration stage of development.
            Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc. (51 percent) in the Gahcho Kue Project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

            Qualified Person
            This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

            Forward-Looking Statements
            This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

            %CIK: 0001004530

            /For further information: or to schedule an interview, please contact:
Louie Diaz, Wilcox Group, (416) 203-6666, ldiaz(at)wilcoxgroup.com; Brooke
McLachlan, Wilcox Group, (604) 488-1100, bmclachlan(at)wilcoxgroup.com/
            (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 14:40e 02-JUL-08